Cost of goods calculation
	Lot number	quantity	concentration mg/ml)	filling volume (ml)	Cost/vial* (USD)	Storage cost/ vial	Total Cost**/ vial
Plasmid DNA	CMA-DNA13	1 vial	1	0.65	$ 80.69	$ 1.30	$ 81.99
PEIm	CMA-PEIm13	1 vial	1.2	0.7	$ 50.70	$ 1.17	$ 51.87
dermaPrep	CMA-DP13	1 kit		4 patches	$ 63.70	$ 0.52	$ 64.22
					$ 195.09		$ 198.08
*Cost/vial : manufacturing cost/vial
**Cost/vial : manufacturing cost/vial+Storage costs

ALTHEA Plasmid DNA (lot #CMA-DNA13) - 50,000 vials	Cost (USD)	vials
Feasibility study	$ 19,500
Establishment of MCB	$ 23,400
manufacturing equipment	$ 9,750
Stability test (10/31/2013):	$ 19,500
Caracterization of MCB (06/30/2013) :	$ 28,600
In-process and final product testing (09/30/2013):	$ 58,500
cGMP documentation (11/30/2013):	$ 234,000
20g GMP purified plasmid DNA bulk production (until 09/30/2014):	$ 3,445,000
cGMP final fill and finish (until 09/30/2014):	$ 195,000
HPLC and concentration determination(12/30/2013):	$ 1,430
Summa 50,000 vials	$ 4,034,680	50,000

1 vial:	$ 80.69

Genetic Immunity Storage of 50,000 vials of plasmid DNA	Cost (USD)
summa (including shipping from Althea)	$ 65,000
1 vial	$ 1.30

PEIm (lot# CMA-PEIm13) 50,000 vials	Cost (USD)
Genetic Immunity: Synthesis	$ 2,340,000
Elaiapharm: fill and finish	$ 195,000
summa	$ 2,535,000	50,000
1 vial	$ 50.70

Genetic Immunity Storage of 50,000 vials of PEIm	Cost (USD)
summa (including shipping from Elaiapharma)	$ 58,500	50,000
1 vial	$ 1.17

DermaPrep (50,000 kit)	Cost (USD)
50,000 kits (containing 4 patches)	$ 3,185,000
50,000 kits summa	$ 3,185,000	50,000
1 kit	$ 63.70

Genetic Immunity Storage of 50,000 kits of DermaPrep	Cost (USD)
summa	$ 26,000	50,000
1 kit	$ 0.52

Cost of treatment calculation
	Lot number	quantity	Total cost (USD)	Cost/treatment* (USD)
clinical cost	CMA-DNA13	50 sites	$ 1,625,000	$ 32.50
marketing	CMA-PEIm13	per sites	$ 7,150,000	$ 143.00
pharmacovigilance/data management	CMA-DP13		$ 234,000	$ 4.68
logistics (pDNA, PEIm, DermaPrep)		per dose		$ -
Patient insurance		per patient		$ 10.00
CRO	CMA-DP13		$ 3,022,500	$ 60.45
total cost summary				$ 250.63
* calculated 50,000 treatment

Clinical costs/logistics	Cost (USD)	sites	Logistics
site opening (with CRO)	$ 19,500		pDNA shipping	cost	vials
training of personnel for treatrment	$ 3,250		vials to clinical sites	$ 97,500	50000
labor logistics	$ 3,250		1 vial	$ 1.95
installation of clinical data manager software	$ 3,250
training of site personnel to handle the software	$ 3,250
travel	$ 13,000		PEIm shipping	cost	vials
setting up 24/7 support	$ 6,500		245 vials to Hamburg	$ 97,500	50000
1 clinical site:	$ 32,500	50	1 vial	$ 1.95
for all clinical site:	$ 1,625,000

			DermaPrep shipping	cost (USD)	kits
Marketing	Cost (USD)		50000 kits to clinical site	$ 130,000	50000
patient information	$ 130,000		1 kit	$ 2.60
site information	$ 13,000
marketing per clinical site	$ 143,000
for all clinical site:	$ 7,150,000	50

Pharmacivigilance/Data management	Cost (USD)
setting up pharmacovigilance system	$ 214,500
monitoring system	$ 19,500
for all clinical site:	$ 234,000

CRO (Contract Research Organisation)	Cost (USD)
operation of pharmacovigilance and monitoring syste	$ 21,450
data management and quality assurance	$ 19,500
managing regualtory affairs	$ 19,500
CRO cost per clinical site	$ 60,450
for all clinical site:	$ 3,022,500	50

	Cost per dose calculation

*Manufacturing cost/vial
**Manufacturing cost/vial including storage and shipping costs calculated for one vial/kit

Medium dose 0.4 mg pDNA

Components	number of via	Cost (USD)*	Cost** (USD)
pDNA	1	$ 80.69	$ 81.99
PEIm	1	$ 50.70	$ 51.87
DermaPrep/kit	1	$ 63.70	$ 64.22
TOTAL		$ 195.09	$ 198.08

	2014	2015	2016

Non-treated US HIV+	865,899	856,210	846,240	71%
HAART treated U.S. HIV+	334,101	343,790	353,760	29%

DermaVir treatment
Market share not-treated (no HAART)		1.00%	5.00%
Market share treated (HAART)		1.65%	5.50%
HAART non-treated DERMAVIR potentials		8,562	42,312
HAART treated DERMAVIR potentials		5,673	19,457
Sum DermaVir potential population		14,235	61,769
Sum DermaVir potential treatments pro year		56,940	247,076

Yearly average cost of HAART	$ 11,050
Yearly Dermavir treatment cost	$ 6,600

	2016	2017
Treated population	5,000	30,000
No. Of treatments	20,000	120,000
Cost / treatment	$ 1,650.00	$ 1,650.00
Income	$33,000,000	$ 198,000,000
Cost of production	$ 198.08	$ 198.08
HQ cost	$ 250.63	$ 250.63

EBITDA	$24,025,728	$ 144,154,368

Dividend	$ 2,314,696	$ 11,485,966

EBTDA	$21,711,032	$ 132,668,402

Tax	$ 3,907,986	$ 23,880,312

EBDA	$17,803,046	$ 108,788,089

Budget

	2015	2016	2017
Income

Pharma deal	$ 85,000,000	$ 100,000,000
Sales		$ 33,000,000	$ 198,000,000

Cost

Production	$ -	$ 8,974,272	$ 53,845,632
Legal, pattern	$ 1,560,000	$ 2,000,000	$ 2,000,000
Development	$ 10,000,000	$ 15,000,000	$ 15,000,000
Operation	$ 70,000,000	$ 90,000,000	$ 95,000,000

Net CF	$ 3,440,000	$ 17,025,728	$ 32,154,368

	2015	2016	2017
CF	$3,440,000	$17,025,728	$32,154,368

Interest rate	NPV	Investment	Value before investment
28%	$28,411,577.15	$3,000,000.00	$25,411,577.15